For the semi-annual period ended 4/30/98
File number:  811-06048


                          SUB-ITEM 77 D


         Policies with Respect to Securities Investments

On March 17, 1998 the Directors approved a change in investment policies permitting the Fund to invest in component parts of debt securities of the U.S. government or foreign governments or semi-governmental entities, namely either the corpus (principal) of such obligations or one or more of the interest payments scheduled to be paid on such obligations. This change also enables the Fund to invest in custodial receipts held by a third party.